                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                   SYMS CORP.
                                (Name of Issuer)

                     Common Stock, par value $0.05 Per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 2 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  68,632
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              68,632
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    68,632
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE & OPPORTUNITY FUND, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  341,839
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              341,839
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    341,839
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  410,471
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              410,471
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  410,471
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              410,471
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  410,471
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              410,471
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 7 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   410,471
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              410,471
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 8 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   410,471
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              410,471
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 9 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   410,471
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              410,471
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 10 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   410,471
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              410,471
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,471
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 11 of 19 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule  13D").  The undersigned  were previously part of a Section 13(d)
reporting group that included Barington Investments, L.P., RJG Capital Partners,
L.P. and certain of their  respective  affiliates (the "Barington  Group").  The undersigned  ceased to be members of the Barington  Group on March 30, 2007. For ownership and other information  relating to the undersigned prior to the filing of this Schedule 13D,  please make  reference to Schedule 13D filed by Barington
Companies Equity Partners, L.P. with the Securities and Exchange Commission (the
"SEC") on July 6,  2004,  as amended by that  certain  Amendment  No. 1 filed on
April 29, 2005,  that certain  Amendment  No. 2 filed on March 20, 2006 and that certain Amendment No. 3 filed on February 2, 2007.

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$0.05 per share (the "Shares"), of Syms Corp. (the "Issuer"). The address of the principal  executive  offices  of the Issuer is Syms Way,  Secaucus,  New Jersey
07094.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Parche,  LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially  owned by it;

            (ii)  Starboard Value & Opportunity  Fund,  LLC, a Delaware  limited liability  company  ("Starboard"),  with respect to the Shares directly and beneficially owned by it;

            (iii) Admiral  Advisors,  LLC, a Delaware limited  liability company
                  ("Admiral  Advisors"),  who serves as the managing  manager of
                  Starboard and of Parche;

            (iv)  Ramius  Capital  Group,  LLC,  a  Delaware  limited  liability company ("Ramius  Capital"),  who serves as the sole member of
                  Admiral Advisors;

            (v)   C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

            (vi)  Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

            (vii) Morgan  B.  Stark  ("Mr.  Stark"),  who  serves  as one of the managing members of C4S;

            (viii) Thomas W. Strauss ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 12 of 19 Pages
----------------------                                    ----------------------

            (ix)  Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b)  The  address  of  the  principal  office  of  each  of  Parche,
Starboard,  Admiral  Advisors,  Ramius Capital,  C4S, Mr. Cohen,  Mr. Stark, Mr.
Strauss and Mr.  Solomon is 666 Third  Avenue,  26th Floor,  New York,  New York
10017.

            (c) The  principal  business  of each of  Starboard  and  Parche  is serving as a private  investment  fund.  Each of  Starboard  and Parche has been formed for the purpose of making equity investments and, on occasion,  taking an active  role in the  management  of  portfolio  companies  in order  to  enhance shareholder  value. The principal  business of Admiral Advisors is acting as the managing member of both Starboard and Parche. Ramius Capital is engaged in money management and investment  advisory  services for third parties and  proprietary accounts.  C4S serves as  managing  member of Ramius  Capital.  Mr.  Cohen,  Mr.
Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased by Starboard and Parche were  purchased with the working  capital of such entities  (which may, at any given time,  include margin  loans made by brokerage  firms in the ordinary  course of business) in open market  purchases.  The  aggregate  purchase  cost of the 410,471  Shares beneficially  owned in the aggregate by the Reporting Persons is approximately
$3,505,130, including brokerage commissions.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 13 of 19 Pages
----------------------                                    ----------------------

Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon  14,404,721  Shares  outstanding,  as of December 29,
2006,  which is the total  number  of  Shares  outstanding  as  reported  in the
Issuer's  Quarterly  Report on Form 10-Q, filed with the Securities and Exchange
Commission on January 4, 2007.

A. Parche

      (a)   As of the  date of this  filing,  Parche  beneficially  owns  68,632
            Shares.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 68,632
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 68,632
            4. Shared power to dispose or direct the disposition: 0

      (c)   Parche did not enter into any transactions in the Shares in the past
            60 days.

B.    Starboard

      (a)   As of the date of this filing,  Starboard  beneficially owns 341,839
            Shares.

            Percentage: 2.4% as of the date hereof.

      (b)   1. Sole power to vote or direct  vote:  341,839
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 341,839
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard did not enter into any  transactions  in the Shares in the past 60 days.

C.    Admiral Advisors

      (a)   As of the  date of  this  filing,  as the  managing  member  of both
            Starboard and Parche,  Admiral Advisors may be deemed the beneficial owner of (i)  341,839  Shares  owned by  Starboard  and (ii)  68,632
            Shares owned by Parche.

            Percentage: 2.9% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 14 of 19 Pages
----------------------                                    ----------------------

      (b)   1. Sole power to vote or direct vote: 410,471
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 410,471
            4. Shared power to dispose or direct the disposition: 0

      (c)   Admiral  Advisors did not enter into any  transactions in the Shares in the past 60 days.

D.    Ramius Capital

      (a)   As of the  date  of this  filing,  as the  sole  member  of  Admiral
            Advisors,  Ramius Capital may be deemed the beneficial  owner of (i)
            341,839  shares owned by Starboard  and (ii) 68,632  Shares owned by
            Parche.

            Percentage: 2.9% as of the date hereof.

      (b)   1. Sole power to vote or direct  vote:  410,471
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 410,471
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions in the Shares in the past 60 days.

E. C4S

      (a)   As of the date of this  filing,  as the  managing  member  of Ramius
            Capital,  C4S may be  deemed  the  beneficial  owner of (i)  341,839 shares owned by Starboard and (ii) 68,632 Shares owned by Parche.

            Percentage: 2.9% as of the date hereof.

      (b)   1. Sole power to vote or direct  vote:  410,471
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 410,471
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares in the past 60 days.

F. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing,  as the managing members of C4S, each of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss  and Mr. may be deemed the beneficial  owner of (i) 341,839  shares owned by Starboard and (ii)
            68,632 Shares owned by Parche.

            Percentage: 2.9% as of the date hereof.

      (b)   1. Sole power to vote or direct  vote:  0
            2. Shared power to vote or direct vote: 410,471

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 15 of 19 Pages
----------------------                                    ----------------------

            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 410,471

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.

      (d)   No person  other  than the  Reporting  Persons  is known to have the right to receive,  or the power to direct the  receipt of  dividends from, or proceeds from the sale of, such shares of the Common Stock.

      (e)   As of  March  30,  2007,  the  Reporting  Persons  ceased  to be the collective beneficial owners of more than 5% of the Issuer's Shares.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On  April 2,  2007,  Starboard,  Parche,  Admiral  Advisors,  Ramius
Capital,  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss  (collectively,
the  "Group")   entered  into  a  Joint  Filing  Agreement  (the  "Joint  Filing
Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

            On March 30, 2007,  Ramius Capital and Barington  Investments,  L.P.
decided that they will no longer be working  together as a group with respect to the Shares of the Issuer.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing  Agreement by and among Starboard,  Parche,  Admiral
               Advisors,  Ramius Capital, C4S, Mr. Cohen, Mr. Solomon, Mr. Stark
               and Mr. Strauss, dated April 2, 2007.

            2. Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 16 of 19 Pages
----------------------                                    ----------------------

SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2007

STARBOARD VALUE &                      ADMIRAL ADVISORS, LLC
OPPORTUNITY FUND, LLC
                                       By: Ramius Capital Group, L.L.C., its
PARCHE, LLC                            sole member

By: Admiral Advisors, LLC, their
managing member
                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ----------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
------------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 17 of 19 Pages
----------------------                                    ----------------------

EXHIBIT INDEX

      Exhibit                                                      Page
      -------                                                      ----

1.    Joint  Filing  Agreement  by  and  among  Starboard,          18
      Parche,  Admiral Advisors,  Ramius Capital, C4S, Mr.
      Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated
      April 2, 2007.

2.    Power of  Attorney  for  Peter A.  Cohen,  Morgan B.          19
      Stark,  Thomas W.  Strauss and  Jeffrey M.  Solomon,
      dated March 11, 2005

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 18 of 19 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated April 2,
2007  (including  amendments  thereto)  with respect to the Common Stock of Syms
Corp.  This  Joint  Filing  Agreement  shall  be  filed  as an  Exhibit  to such
Statement.

Dated: April 2, 2007

STARBOARD VALUE &                      ADMIRAL ADVISORS, LLC
OPPORTUNITY FUND, LLC
                                       By: Ramius Capital Group, L.L.C., its
PARCHE, LLC                            sole member

By: Admiral Advisors, LLC, their
managing member
                                       RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
                                           as managing member

                                       C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ----------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon
------------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 871551107                   13D                    Page 19 of 19 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                       /s/ Peter A. Cohen
                                       -----------------------------------------
                                       Peter A. Cohen

                                       /s/ Morgan B. Stark
                                       -----------------------------------------
                                       Morgan B. Stark

                                       /s/ Jeffrey M. Solomon
                                       -----------------------------------------
                                       Jeffrey M. Solomon

                                       /s/ Thomas W. Strauss
                                       -----------------------------------------
                                       Thomas W. Strauss